Exhibit 99.1
Private and Confidential
February 3, 2009
Eugene Melnyk
c/o Harridyal Sodha & Associates
The Grove, 21 Pine Road
Belleville, St. Michael
Barbados, BB 11113
EM Holdings B.V.
Herengracht 483
1017 BT Amsterdam
The Netherlands
Dear Sirs:
Secondary Sale of Common Shares of Biovail Corporation
This letter is to confirm that, subsequent to a trade on February 3, 2009 of approximately Two (2) million shares of Biovail Corporation (the “Shares”) by EM Holdings B.V. (“BV”) through GMP Securities L.P. (“GMP”), BV, Eugene Melnyk and any entity controlled by or affiliated with Eugene Melnyk (each a “Selling Shareholder”), hereby grant a right of first offer to GMP for a period of 30 days, commencing on the date of the settlement of the traded Shares, whereby each Selling Shareholder:
1.	will, prior to entering into any further sale of its shares of Biovail Corporation (the “Remaining Block of Shares”), provide GMP with a right to make the first offer on such Remaining Block of Shares in accordance with the terms of this letter; provided that, if the sale of such Remaining Block of Shares by the Selling Shareholder occurs in more than one transaction, GMP shall have such right of first offer for each such transaction; and

2.	will, prior to entering into a sale of any or all of the Remaining Block of Shares, provide 24 hours written notice to GMP of such proposed sale, who shall have 24 hours following receipt of such notice to provide the Selling Shareholder with its reasonable written offer to acquire or otherwise conduct a trade for all, but not less than all, of the Shares which the Selling Shareholder proposes to sell. The Selling Shareholder may, in its sole discretion acting reasonably, accept, reject or negotiate with GMP in respect of such offer. In the event an offer is accepted by the Selling Shareholder, whether immediately or following negotiation, the parties shall complete the sale or trade within 24 hours of such acceptance, or such other time as may be agreed to by the parties acting reasonably. In the event GMP fails to provide its written offer in accordance with the terms of this letter, or the Selling Shareholder rejects any offer from GMP, the Selling Shareholder may proceed with the proposed sale of Shares, provided that GMP has the right to match any competing offer for the proposed sale of Shares, provided that GMP is prepared to complete the sale on the same timeline as the competing offer.
Notwithstanding the foregoing, each Selling Shareholder may:
(a)     transfer, sell or otherwise dispose of any or all of its Remaining Block of Shares to another Selling Shareholder;
(b)     tender, transfer, sell or otherwise dispose of any or all of its Remaining Block of Shares to an offeror or other party pursuant to a take-over bid, tender offer or other change of control transaction in respect of Biovail Corporation;
(c)     transfer, sell or otherwise dispose of any or all of its Remaining Block of Shares into the market following the announcement of a take-over bid, tender offer or other change of control transaction in respect of Biovail Corporation; or
(d)     enter into a lock-up agreement or similar agreement with an offeror or other party proposing to commence or who has commenced a take-over bid, tender offer or other change of control transaction in respect of Biovail Corporation, and tender, transfer, sell, dispose of, or otherwise agree to undertake any such action, or otherwise perform its obligations in respect of any or all of its Remaining Block of Shares under such agreement.
Yours truly,
GMP SECURITIES L.P.

By:	/s/ Steven D. Ottaway
Steven D. Ottaway
Managing Director, Investment Banking
416-943-6112 Office 416-943-6160 Fax

Accepted and agreed to at 4 p.m. (Eastern Daylight Time), this 5th day of February, 2009.

By	/s/ Eugene Melnyk
Eugene Melnyk

EM HOLDINGS B.V.
By	/s/ J. Bradley Unsworth
J. Bradley Unsworth